Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central, Hong Kong

Morgan Stanley & Co. International plc

25 Cabot Square

Canary Wharf

London E14 4QA

United Kingdom

Credit Suisse Securities (USA) L.L.C.

Eleven Madison Avenue

New York, NY 10010

United States

VIA EDGAR

October 17, 2017

Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sea Limited (CIK: 0001703399)

Registration Statement on Form F-1 (Registration No. 333-220571)

Registration Statement on Form 8-A (Registration No. 001-38237)

Ladies and Gentlemen:

We hereby join Sea Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Standard Time, on October 19, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis International LLP, may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 6, 2017, through the date hereof:

Preliminary Prospectus dated October 6, 2017:

4131 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C.
MORGAN STANLEY & CO. INTERNATIONAL PLC
CREDIT SUISSE SECURITIES (USA) L.L.C.

As Representatives of the several Underwriters

By:	GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Iain Drayton
	Name:	Iain Drayton
	Title:	Managing Director

By:	MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Peter Chu
	Name:	Peter Chu
	Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (USA) L.L.C.

By:	/s/ Marc Bernstein
	Name:	Marc Bernstein
	Title:	Director

[Acceleration Request]